Exhibit 99.1

FOR IMMEDIATE RELEASE

51job, Inc. and Recruit Co., Ltd. Announce Termination of Business Alliance Agreement

SHANGHAI, China, March 19, 2009 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, and Recruit Co., Ltd., a leading human resource services company in Japan, announced today that they have mutually agreed to terminate the business alliance agreement entered into on April 5, 2006, effective today.

“Leveraging the knowledge gained during our business alliance, we are confident that 51job will continue to be an innovator of HR services in China, offering a superior and comprehensive suite of services to serve the evolving needs of employers. The termination of the business alliance agreement will provide flexibility and enable both 51job and Recruit to pursue business opportunities independently as well as cooperatively. While our agreement with Recruit will officially end, we will continue to work together on China-based businesses jointly developed under the terms of the agreement, such as the coupon advertising services company,” said Rick Yan, President and Chief Executive Officer of 51job.

“The business alliance agreement was intended to provide a framework for exploring potential business collaborations between 51job and Recruit in China for an anticipated three-year period. Although a formal agreement will no longer be in place, we remain committed to our investment in 51job and support the company’s future growth and development,” said Hiroyuki Honda, Director of 51job and Director and Executive Vice President of Recruit.

As of December 31, 2008, Recruit owned approximately 22.3 million common shares of 51job, representing 39.3% of fully diluted shares outstanding.

About 51job
51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 26 cities operating 22 local editions of 51job Weekly.

About Recruit
Founded in 1963 and privately held, Recruit Co., Ltd. is a leading provider of human resource services in Japan. Recruit’s services are delivered through multiple platforms including recruitment advertising magazines, Internet websites and mobile phones. Recruit also provides information services products in other business areas such as learning, real estate, automobiles and coupons.

Safe Harbor Statement
Statements in this release regarding 51job, Inc’s future business prospects constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these statements or as a result of new information, future events or otherwise.